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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
FACSIMILE: (1-202) 639-9355

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JOHANNESBURG

October 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, (1) the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002 submitted to the Stock Exchange of Thailand on October 30, 2002 and (2) Press release disclosed on October 31, 2002.

Please contact Farhan Qureshy of this office at (202) 626-3595 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White and Case LLP

Enclosure

Dlw 11/4

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
ISO 9002
ISO 14001
TIS 18001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: SEC. 067/2002 October 30, 2002

Re : *Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2002*

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002.

The company recorded a net gain of 1,465.3 million Baht during the third quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 6,446.5 million Baht revenue from sale of hot rolled coils (505,459 metric tonne at an averaged selling price of 12,754 Baht/MT) and 74.9 million Baht sales of steel scrap. The company recorded total revenue from sale of 6,521.4 million Baht and a gross profit from sales and services of 1,940.9 million Baht.

   The company and subsidiaries recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 215.9 million Baht.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 16.5 million Baht.

4) The company registered 1,755.2 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short-term and long-term loan totaled 233.7 million Baht (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiary, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 1,518.7 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 1,465.3 million Baht.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn	Mr. Kamol Juntima
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	1,096,224	340,218	1,096,224	340,218
Accounts and notes payable	1,233,948	1,122,155	1,247,207	1,135,432
Current portion of long-term loans (Note 10)	154,053	83,271	-	-
Current portion of long-term liabilities	7,651	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	153,404	121,454	167,618	131,663
Others	27,886	28,776	15,386	15,847
Total Current Liabilities	4,401,166	3,503,646	4,256,890	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,383,217	12,285,757	11,617,777	11,384,674
Convertible debentures (Note 11)	2,589,697	2,537,026	2,589,697	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,913	6,449	3,362	3,644
Payable for purchase of land	2,750	5,000	-	-
Total Non-Current Liabilities	14,981,577	14,834,232	14,210,836	13,925,344
TOTAL LIABILITIES	19,382,743	18,337,878	18,467,726	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-6,815,818	-9,281,461	-6,815,818	-9,281,461
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	-16,505	-345	-	-
Other expenses	112,839	212	111,690	0
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	-89,099	1,465,322	-106,567
NET PROFIT OF MINORITY INTEREST	-53,357	-17,468	-	-
NET INCOME (LOSS)	1,465,322	-106,567	1,465,322	-106,567

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	BAHT	1.72	-0.12	1.72	-0.12
Diluted earnings per share	BAHT	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,419	154,083	-	-
Selling and administrative expenses	639,115	332,672	610,079	296,967
Doubtful accounts (Reversal)	-16,505	-5,465	-	-5,119
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	-392,832	2,465,643	-438,194
NET PROFIT OF MINORITY INTEREST	-107,811	-45,362	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	-438,194	2,465,643	-438,194
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	-368,194	2,465,643	-368,194

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	BAHT	2.89	-0.51	2.89	-0.51
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	2.89	-0.43	2.89	-0.43
Diluted earnings per share	BAHT	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisa	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-108,052	-	-	-	-108,052
Net loss	-	-	-	-	-368,194	-	-368,194
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	5,021,885
Amortization	-	-	-108,052	-	-	-108,052
Net loss	-	-	-	-	-368,194	-368,194
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	4,545,639
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-207,505	-	-	-207,505
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	6,500,027

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	-438,194	2,465,643	-438,194
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-16,563	-5,465	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	-210	231,260	-210
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	-7,633	35,010	-7,633
Gain on sales of property, plant and equipment	-2,167	-1,247	-2,167	-794
Loss on disposal of property, plant				
and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	-127,979	-52,580
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	-12,468
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-157,996	172,993	-152,759	176,642
Accounts and notes receivable - others	-214,989	88,938	-213,381	88,580
Inventories	-3,483,437	175,475	-3,496,508	180,394
Short-term loans and advances to				
related parties	37	124	41	144
Advance payments	-6,619	45,525	-6,672	19,902
Valued-added-tax refundable claims	-39,282	-27,797	-39,136	-27,797
Other receivables	13,729	-10,357	276	-10,034
Prepaid expenses	-85,625	-6,869	-84,483	-7,382
Other current assets - others	-14,509	6,365	-8,282	7,140
Other non-current assets	-297	1,001	121	-474

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-018/2545 October 31, 2002

SSI reports its performance for the third quarter

SSI reported Baht 1,465 million net profit in the third quarter on the back of 20% growth in domestic consumption of hot-rolled steel and increased export volume at high price, while expecting the preliminary determination on the AD cases to be announced in November.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the third quarter of 2002 that the Company sold 505,409 tonnes of hot rolled coils with sales turnover of Baht 6,446 million, up from 287,746 tonnes and Baht 3,104 million during the same period last year and 492,365 tonnes and Baht 5,504 million in the second quarter. The Company recorded total revenue of Baht 6,617 million and realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 1,465 million.

Based on import statistics and sales of domestic producers during January to August, the Company estimates that the annual consumption of hot rolled product would grow by 20% from 4 million tonnes last year to 4.8 million tonnes this year on the back of strong economic recovery in construction and automobile and auto part industries. Measures imposed by the government has stemmed the influx of dumped imports to certain extent. This government imposed the BOI surcharge during January to July this year to provide a temporary relief to the domestic steel industry and initiated the antidumping investigations against import of hot-rolled steel from 14 countries in early July and imposed 30% bond deposit for imports from these countries during the investigations. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products. These measures led to a reduction of import share from 54% last year to a current level of 45%, an increase in domestic producers' market share from 46% to 55% and an increase in the domestic capacity utilization from 30% to 44%.

The average selling price in the third quarter of 2002 rose by 14% to Baht 12,754 from Baht 11,179 per tonne in the second quarter following the strengthening of world market price and partly attributable to increased export sales made at the 10% higher price than domestic sales.
The increase in metal spread between selling price and raw material cost, lower production cost and interest expense from increased production and sales volume help improve the Company's performance. However, the company still has retained deficits of Baht 6,816 million at the end of the third quarter. The Company expects to increase its production and sales volume from 1.2 million tonnes last year to 2 million tonnes this year and to 2.4 million tones in 2003. The Ministry of Commerce is expected to announce the preliminary findings in the antidumping investigations in November.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: SEC. 067/2002 October 30, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002.

The company recorded a net gain of 1,465.3 million Baht during the third quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 6,446.5 million Baht revenue from sale of hot rolled coils (505,459 metric tonne at an averaged selling price of 12,754 Baht/MT) and 74.9 million Baht sales of steel scrap. The company recorded total revenue from sale of 6,521.4 million Baht and a gross profit from sales and services of 1,940.9 million Baht.

   The company and subsidiaries recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 215.9 million Baht.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 16.5 million Baht.

4) The company registered 1,755.2 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short–term and long–term loan totaled 233.7 million Baht (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiary, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 1,518.7 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 1,465.3 million Baht .

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn	Mr. Kamol Juntima
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	167,822	193,826	63,561	4,067
Short-term investments	130,000	-	-	-
Accounts and notes receivable				
Related parties	1,047,057	889,061	955,289	802,530
Others	921,752	706,025	916,326	702,207
	1,968,809	1,595,086	1,871,615	1,504,737
Less Allowance for doubtful accounts	-471,431	-471,431	-393,888	-393,888
Accounts and notes receivable - net	1,497,378	1,123,655	1,477,727	1,110,849
Short-term loans and advances to related parties (Note 13.2)	5	42	5	45
Inventories (Note 6)	8,131,898	4,879,720	8,161,117	4,895,868
Other current assets				
Advance payments	23,553	16,934	23,552	16,880
Value-added-tax refundable claims	54,835	15,553	54,689	15,553
Other receivables	1,978	2,424	2,279	2,556
Prepaid expenses	90,451	4,826	88,579	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	32,276	17,767	19,319	11,037
Total Current Assets	10,146,396	6,270,947	9,890,828	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,041,314	916,462
Property, plant and equipment-net (Note 7)	15,524,961	15,992,899	14,029,643	14,609,369
Others non-current assets (Note 8)	8,569	8,271	5,968	6,089
Total Non-Current Assets	16,095,151	16,562,791	15,076,925	15,531,920
TOTAL ASSETS	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	1,096,224	340,218	1,096,224	340,218
Accounts and notes payable	1,233,948	1,122,155	1,247,207	1,135,432
Current portion of long-term loans (Note 10)	154,053	83,271	-	-
Current portion of long-term liabilities	7,651	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	153,404	121,454	167,618	131,663
Others	27,886	28,776	15,386	15,847
Total Current Liabilities	4,401,166	3,503,646	4,256,890	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,383,217	12,285,757	11,617,777	11,384,674
Convertible debentures (Note 11)	2,589,697	2,537,026	2,589,697	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,913	6,449	3,362	3,644
Payable for purchase of land	2,750	5,000	-	-
Total Non-Current Liabilities	14,981,577	14,834,232	14,210,836	13,925,344
TOTAL LIABILITIES	19,382,743	18,337,878	18,467,726	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-6,815,818	-9,281,461	-6,815,818	-9,281,461
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	-16,505	-345	-	-
Other expenses	112,839	212	111,690	0
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	-89,099	1,465,322	-106,567
NET PROFIT OF MINORITY INTEREST	-53,357	-17,468	-	-
NET INCOME (LOSS)	1,465,322	-106,567	1,465,322	-106,567

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	BAHT	1.72	-0.12	1.72	-0.12
Diluted earnings per share	BAHT	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,419	154,083	-	-
Selling and administrative expenses	639,115	332,672	610,079	296,967
Doubtful accounts (Reversal)	-16,505	-5,465	-	-5,119
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	-392,832	2,465,643	-438,194
NET PROFIT OF MINORITY INTEREST	-107,811	-45,362	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	-438,194	2,465,643	-438,194
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	-368,194	2,465,643	-368,194

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	BAHT	2.89	-0.51	2.89	-0.51
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	2.89	-0.43	2.89	-0.43
Diluted earnings per share	BAHT	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-In Capital	Unrealized Increment per Assets Appraisa	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-108,052	-	-	-	-108,052
Net loss	-	-	-	-	-368,194	-	-368,194
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	5,021,885
Amortization	-	-	-108,052	-	-	-108,052
Net loss	-	-	-	-	-368,194	-368,194
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	4,545,639
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-207,505	-	-	-207,505
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	6,500,027

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	-438,194	2,465,643	-438,194
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-16,563	-5,465	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	-210	231,260	-210
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	-7,633	35,010	-7,633
Gain on sales of property, plant and equipment	-2,167	-1,247	-2,167	-794
Loss on disposal of property, plant				
and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	-127,979	-52,580
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	-12,468
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-157,996	172,993	-152,759	176,642
Accounts and notes receivable - others	-214,989	88,938	-213,381	88,580
Inventories	-3,483,437	175,475	-3,496,508	180,394
Short-term loans and advances to				
related parties	37	124	41	144
Advance payments	-6,619	45,525	-6,672	19,902
Valued-added-tax refundable claims	-39,282	-27,797	-39,136	-27,797
Other receivables	13,729	-10,357	276	-10,034
Prepaid expenses	-85,625	-6,869	-84,483	-7,382
Other current assets - others	-14,509	6,365	-8,282	7,140
Other non-current assets	-297	1,001	121	-474

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	109,396	-429,905	109,377	-422,545
Accrued expenses	31,951	24,584	35,956	19,695
Other current liabilities	-833	-35,661	-402	-14,541
Net cash provided by (used in) operating activities	-180,581	144,585	-453,680	-2,744
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	-130,000	-	-	-
Short-term loan to related company decrease	-	-	-	-
Purchases of property, plant and equipment	-296,442	-246,108	-131,860	-174,763
Proceeds from sales of property, plant and equipment	3,429	2,356	3,429	1,272
Loan to director decrease	3,280	-	-	-
Net cash used in investing activities	-419,733	-243,752	-128,431	-173,491
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	-72,000	-117,000	-72,000	-117,000
Trade finance loans increase	715,800	302,141	715,800	302,141
Repayment of long-term loans	-63,188	-39,223	-	-
Repayment of obligations under hire-purchase agreements	-4,052	-	-2,195	-
Repayment of payable for purchase of land	-2,250	-2,250	-	-
Net cash provided by (used in) financing activities	574,310	143,668	641,605	185,141
Net increase (decrease) in cash and cash equivalents	-26,004	44,501	59,494	8,906
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at September 30	167,822	199,874	63,561	12,863
Supplemental cash flow information:				
Cash paid for interest	422,040	616,687	394,954	585,801
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,393	4,191	1,890	-

See notes to the interim financial statements

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-018/2545 October 31, 2002

SSI reports its performance for the third quarter

SSI reported Baht 1,465 million net profit in the third quarter on the back of 20% growth in domestic consumption of hot-rolled steel and increased export volume at high price, while expecting the preliminary determination on the AD cases to be announced in November.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the third quarter of 2002 that the Company sold 505,409 tonnes of hot rolled coils with sales turnover of Baht 6,446 million, up from 287,746 tonnes and Baht 3,104 million during the same period last year and 492,365 tonnes and Baht 5,504 million in the second quarter. The Company recorded total revenue of Baht 6,617 million and realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 1,465 million.

Based on import statistics and sales of domestic producers during January to August, the Company estimates that the annual consumption of hot rolled product would grow by 20% from 4 million tonnes last year to 4.8 million tonnes this year on the back of strong economic recovery in construction and automobile and auto part industries. Measures imposed by the government has stemmed the influx of dumped imports to certain extent. This government imposed the BOI surcharge during January to July this year to provide a temporary relief to the domestic steel industry and initiated the antidumping investigations against import of hot-rolled steel from 14 countries in early July and imposed 30% bond deposit for imports from these countries during the investigations. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products. These measures led to a reduction of import share from 54% last year to a current level of 45%, an increase in domestic producers' market share from 46% to 55% and an increase in the domestic capacity utilization from 30% to 44%.

The average selling price in the third quarter of 2002 rose by 14% to Baht 12,754 from Baht 11,179 per tonne in the second quarter following the strengthening of world market price and partly attributable to increased export sales made at the 10% higher price than domestic sales.
The increase in metal spread between selling price and raw material cost, lower production cost and interest expense from increased production and sales volume help improve the Company's performance. However, the company still has retained deficits of Baht 6,816 million at the end of the third quarter. The Company expects to increase its production and sales volume from 1.2 million tonnes last year to 2 million tonnes this year and to 2.4 million tones in 2003. The Ministry of Commerce is expected to announce the preliminary findings in the antidumping investigations in November.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001

Our Ref: SEC. 067/2002 October 30, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002.

The company recorded a net gain of 1,465.3 million Baht during the third quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 6,446.5 million Baht revenue from sale of hot rolled coils (505,459 metric tonne at an averaged selling price of 12,754 Baht/MT) and 74.9 million Baht sales of steel scrap. The company recorded total revenue from sale of 6,521.4 million Baht and a gross profit from sales and services of 1,940.9 million Baht.

   The company and subsidiaries recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 215.9 million Baht.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 16.5 million Baht.

4) The company registered 1,755.2 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short–term and long–term loan totaled 233.7 million Baht (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiary, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 1,518.7 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 1,465.3 million Baht .

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn	Mr. Kamol Juntima
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	167,822	193,826	63,561	4,067
Short-term investments	130,000	-	-	-
Accounts and notes receivable				
Related parties	1,047,057	889,061	955,289	802,530
Others	921,752	706,025	916,326	702,207
	1,968,809	1,595,086	1,871,615	1,504,737
Less Allowance for doubtful accounts	-471,431	-471,431	-393,888	-393,888
Accounts and notes receivable - net	1,497,378	1,123,655	1,477,727	1,110,849
Short-term loans and advances to related parties (Note 13.2)	5	42	5	45
Inventories (Note 6)	8,131,898	4,879,720	8,161,117	4,895,868
Other current assets				
Advance payments	23,553	16,934	23,552	16,880
Value-added-tax refundable claims	54,835	15,553	54,689	15,553
Other receivables	1,978	2,424	2,279	2,556
Prepaid expenses	90,451	4,826	88,579	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	32,276	17,767	19,319	11,037
Total Current Assets	10,146,396	6,270,947	9,890,828	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,041,314	916,462
Property, plant and equipment-net (Note 7)	15,524,961	15,992,899	14,029,643	14,609,369
Others non-current assets (Note 8)	8,569	8,271	5,968	6,089
Total Non-Current Assets	16,095,151	16,562,791	15,076,925	15,531,920
TOTAL ASSETS	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	1,096,224	340,218	1,096,224	340,218
Accounts and notes payable	1,233,948	1,122,155	1,247,207	1,135,432
Current portion of long-term loans (Note 10)	154,053	83,271	-	-
Current portion of long-term liabilities	7,651	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	153,404	121,454	167,618	131,663
Others	27,886	28,776	15,386	15,847
Total Current Liabilities	4,401,166	3,503,646	4,256,890	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,383,217	12,285,757	11,617,777	11,384,674
Convertible debentures (Note 11)	2,589,697	2,537,026	2,589,697	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,913	6,449	3,362	3,644
Payable for purchase of land	2,750	5,000	-	-
Total Non-Current Liabilities	14,981,577	14,834,232	14,210,836	13,925,344
TOTAL LIABILITIES	19,382,743	18,337,878	18,467,726	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-6,815,818	-9,281,461	-6,815,818	-9,281,461
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	-16,505	-345	-	-
Other expenses	112,839	212	111,690	0
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	-89,099	1,465,322	-106,567
NET PROFIT OF MINORITY INTEREST	-53,357	-17,468	-	-
NET INCOME (LOSS)	1,465,322	-106,567	1,465,322	-106,567

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	BAHT	1.72	-0.12	1.72	-0.12
Diluted earnings per share	BAHT	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,419	154,083	-	-
Selling and administrative expenses	639,115	332,672	610,079	296,967
Doubtful accounts (Reversal)	-16,505	-5,465	-	-5,119
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	-392,832	2,465,643	-438,194
NET PROFIT OF MINORITY INTEREST	-107,811	-45,362	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	-438,194	2,465,643	-438,194
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	-368,194	2,465,643	-368,194

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	**BAHT**	2.89	-0.51	2.89	-0.51
Extraordinary item	**BAHT**	-	0.08	-	0.08
Basic earning (loss) per share	**BAHT**	2.89	-0.43	2.89	-0.43
Diluted earnings per share	**BAHT**	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	-	1,310,143	-

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisa	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-108,052	-	-	-	-108,052
Net loss	-	-	-	-	-368,194	-	-368,194
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	5,021,885
Amortization	-	-	-108,052	-	-	-108,052
Net loss	-	-	-	-	-368,194	-368,194
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	4,545,639
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-207,505	-	-	-207,505
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	6,500,027

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	-438,194	2,465,643	-438,194
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-16,563	-5,465	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	-210	231,260	-210
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	-7,633	35,010	-7,633
Gain on sales of property, plant and equipment	-2,167	-1,247	-2,167	-794
Loss on disposal of property, plant				
and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	-127,979	-52,580
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	-12,468
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-157,996	172,993	-152,759	176,642
Accounts and notes receivable - others	-214,989	88,938	-213,381	88,580
Inventories	-3,483,437	175,475	-3,496,508	180,394
Short-term loans and advances to				
related parties	37	124	41	144
Advance payments	-6,619	45,525	-6,672	19,902
Valued-added-tax refundable claims	-39,282	-27,797	-39,136	-27,797
Other receivables	13,729	-10,357	276	-10,034
Prepaid expenses	-85,625	-6,869	-84,483	-7,382
Other current assets - others	-14,509	6,365	-8,282	7,140
Other non-current assets	-297	1,001	121	-474

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	109,396	-429,905	109,377	-422,545
Accrued expenses	31,951	24,584	35,956	19,695
Other current liabilities	-833	-35,661	-402	-14,541
Net cash provided by (used in) operating activities	-180,581	144,585	-453,680	-2,744
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	-130,000	-	-	-
Short-term loan to related company decrease	-	-	-	-
Purchases of property, plant and equipment	-296,442	-246,108	-131,860	-174,763
Proceeds from sales of property, plant and equipment	3,429	2,356	3,429	1,272
Loan to director decrease	3,280	-	-	-
Net cash used in investing activities	-419,733	-243,752	-128,431	-173,491
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	-72,000	-117,000	-72,000	-117,000
Trade finance loans increase	715,800	302,141	715,800	302,141
Repayment of long-term loans	-63,188	-39,223	-	-
Repayment of obligations under hire-purchase agreements	-4,052	-	-2,195	-
Repayment of payable for purchase of land	-2,250	-2,250	-	-
Net cash provided by (used in) financing activities	574,310	143,668	641,605	185,141
Net increase (decrease) in cash and cash equivalents	-26,004	44,501	59,494	8,906
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at September 30	167,822	199,874	63,561	12,863
Supplemental cash flow information:				
Cash paid for interest	422,040	616,687	394,954	585,801
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,393	4,191	1,890	-

See notes to the interim financial statements

PRESS RELEASE
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
01/051-018/2545 October 31, 2002

SSI reports its performance for the third quarter

SSI reported Baht 1,465 million net profit in the third quarter on the back of 20% growth in domestic consumption of hot-rolled steel and increased export volume at high price, while expecting the preliminary determination on the AD cases to be announced in November.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the third quarter of 2002 that the Company sold 505,409 tonnes of hot rolled coils with sales turnover of Baht 6,446 million, up from 287,746 tonnes and Baht 3,104 million during the same period last year and 492,365 tonnes and Baht 5,504 million in the second quarter. The Company recorded total revenue of Baht 6,617 million and realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 1,465 million.

Based on import statistics and sales of domestic producers during January to August, the Company estimates that the annual consumption of hot rolled product would grow by 20% from 4 million tonnes last year to 4.8 million tonnes this year on the back of strong economic recovery in construction and automobile and auto part industries. Measures imposed by the government has stemmed the influx of dumped imports to certain extent. This government imposed the BOI surcharge during January to July this year to provide a temporary relief to the domestic steel industry and initiated the antidumping investigations against import of hot-rolled steel from 14 countries in early July and imposed 30% bond deposit for imports from these countries during the investigations. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products. These measures led to a reduction of import share from 54% last year to a current level of 45%, an increase in domestic producers' market share from 46% to 55% and an increase in the domestic capacity utilization from 30% to 44%.

The average selling price in the third quarter of 2002 rose by 14% to Baht 12,754 from Baht 11,179 per tonne in the second quarter following the strengthening of world market price and partly attributable to increased export sales made at the 10% higher price than domestic sales.
The increase in metal spread between selling price and raw material cost, lower production cost and interest expense from increased production and sales volume help improve the Company's performance. However, the company still has retained deficits of Baht 6,816 million at the end of the third quarter. The Company expects to increase its production and sales volume from 1.2 million tonnes last year to 2 million tonnes this year and to 2.4 million tones in 2003. The Ministry of Commerce is expected to announce the preliminary findings in the antidumping investigations in November.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: SEC. 067/2002 October 30, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002.

The company recorded a net gain of 1,465.3 million Baht during the third quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 6,446.5 million Baht revenue from sale of hot rolled coils (505,459 metric tonne at an averaged selling price of 12,754 Baht/MT) and 74.9 million Baht sales of steel scrap. The company recorded total revenue from sale of 6,521.4 million Baht and a gross profit from sales and services of 1,940.9 million Baht.

   The company and subsidiaries recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 215.9 million Baht.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 16.5 million Baht.

4) The company registered 1,755.2 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short–term and long–term loan totaled 233.7 million Baht (*consisting of 225.7 and 8.0 million Baht interest of the company and subsidiary,* respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 1,518.7 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 1,465.3 million Baht .

For your consideration.

Yours faithfully,

- Signature -
Mr. Sittichai Thiensathaporn
Authorized Director

- Signature -
Mr. Kamol Juntima
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	167,822	193,826	63,561	4,067
Short-term investments	130,000	-	-	-
Accounts and notes receivable				
Related parties	1,047,057	889,061	955,289	802,530
Others	921,752	706,025	916,326	702,207
	1,968,809	1,595,086	1,871,615	1,504,737
Less Allowance for doubtful accounts	-471,431	-471,431	-393,888	-393,888
Accounts and notes receivable - net	1,497,378	1,123,655	1,477,727	1,110,849
Short-term loans and advances to related parties (Note 13.2)	5	42	5	45
Inventories (Note 6)	8,131,898	4,879,720	8,161,117	4,895,868
Other current assets				
Advance payments	23,553	16,934	23,552	16,880
Value-added-tax refundable claims	54,835	15,553	54,689	15,553
Other receivables	1,978	2,424	2,279	2,556
Prepaid expenses	90,451	4,826	88,579	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	32,276	17,767	19,319	11,037
Total Current Assets	10,146,396	6,270,947	9,890,828	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,041,314	916,462
Property, plant and equipment-net (Note 7)	15,524,961	15,992,899	14,029,643	14,609,369
Others non-current assets (Note 8)	8,569	8,271	5,968	6,089
Total Non-Current Assets	16,095,151	16,562,791	15,076,925	15,531,920
TOTAL ASSETS	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	1,096,224	340,218	1,096,224	340,218
Accounts and notes payable	1,233,948	1,122,155	1,247,207	1,135,432
Current portion of long-term loans (Note 10)	154,053	83,271	-	-
Current portion of long-term liabilities	7,651	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	153,404	121,454	167,618	131,663
Others	27,886	28,776	15,386	15,847
Total Current Liabilities	4,401,166	3,503,646	4,256,890	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,383,217	12,285,757	11,617,777	11,384,674
Convertible debentures (Note 11)	2,589,697	2,537,026	2,589,697	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,913	6,449	3,362	3,644
Payable for purchase of land	2,750	5,000	-	-
Total Non-Current Liabilities	14,981,577	14,834,232	14,210,836	13,925,344
TOTAL LIABILITIES	19,382,743	18,337,878	18,467,726	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-6,815,818	-9,281,461	-6,815,818	-9,281,461
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	-16,505	-345	-	-
Other expenses	112,839	212	111,690	0
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	-89,099	1,465,322	-106,567
NET PROFIT OF MINORITY INTEREST	-53,357	-17,468	-	-
NET INCOME (LOSS)	1,465,322	-106,567	1,465,322	-106,567

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	BAHT	1.72	-0.12	1.72	-0.12
Diluted earnings per share	BAHT	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,419	154,083	-	-
Selling and administrative expenses	639,115	332,672	610,079	296,967
Doubtful accounts (Reversal)	-16,505	-5,465	-	-5,119
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	-392,832	2,465,643	-438,194
NET PROFIT OF MINORITY INTEREST	-107,811	-45,362	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	-438,194	2,465,643	-438,194
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	-368,194	2,465,643	-368,194

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	BAHT	2.89	-0.51	2.89	-0.51
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	2.89	-0.43	2.89	-0.43
Diluted earnings per share	BAHT	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisa	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-108,052	-	-	-	-108,052
Net loss	-	-	-	-	-368,194	-	-368,194
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	5,021,885
Amortization	-	-	-108,052	-	-	-108,052
Net loss	-	-	-	-	-368,194	-368,194
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	4,545,639
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	4,241,889
Amortization	-	-	-207,505	-	-	-207,505
Net income	-	-	-	-	2,465,643	2,465,643
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	6,500,027

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	-438,194	2,465,643	-438,194
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-16,563	-5,465	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	-210	231,260	-210
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	-7,633	35,010	-7,633
Gain on sales of property, plant and equipment	-2,167	-1,247	-2,167	-794
Loss on disposal of property, plant				
and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	-127,979	-52,580
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	-12,468
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-157,996	172,993	-152,759	176,642
Accounts and notes receivable - others	-214,989	88,938	-213,381	88,580
Inventories	-3,483,437	175,475	-3,496,508	180,394
Short-term loans and advances to				
related parties	37	124	41	144
Advance payments	-6,619	45,525	-6,672	19,902
Valued-added-tax refundable claims	-39,282	-27,797	-39,136	-27,797
Other receivables	13,729	-10,357	276	-10,034
Prepaid expenses	-85,625	-6,869	-84,483	-7,382
Other current assets - others	-14,509	6,365	-8,282	7,140
Other non-current assets	-297	1,001	121	-474

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-018/2545 October 31, 2002

SSI reports its performance for the third quarter

SSI reported Baht 1,465 million net profit in the third quarter on the back of 20% growth in domestic consumption of hot-rolled steel and increased export volume at high price, while expecting the preliminary determination on the AD cases to be announced in November.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the third quarter of 2002 that the Company sold 505,409 tonnes of hot rolled coils with sales turnover of Baht 6,446 million, up from 287,746 tonnes and Baht 3,104 million during the same period last year and 492,365 tonnes and Baht 5,504 million in the second quarter. The Company recorded total revenue of Baht 6,617 million and realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 1,465 million.

Based on import statistics and sales of domestic producers during January to August, the Company estimates that the annual consumption of hot rolled product would grow by 20% from 4 million tonnes last year to 4.8 million tonnes this year on the back of strong economic recovery in construction and automobile and auto part industries. Measures imposed by the government has stemmed the influx of dumped imports to certain extent. This government imposed the BOI surcharge during January to July this year to provide a temporary relief to the domestic steel industry and initiated the antidumping investigations against import of hot-rolled steel from 14 countries in early July and imposed 30% bond deposit for imports from these countries during the investigations. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products. These measures led to a reduction of import share from 54% last year to a current level of 45%, an increase in domestic producers' market share from 46% to 55% and an increase in the domestic capacity utilization from 30% to 44%.

The average selling price in the third quarter of 2002 rose by 14% to Baht 12,754 from Baht 11,179 per tonne in the second quarter following the strengthening of world market price and partly attributable to increased export sales made at the 10% higher price than domestic sales.
The increase in metal spread between selling price and raw material cost, lower production cost and interest expense from increased production and sales volume help improve the Company's performance. However, the company still has retained deficits of Baht 6,816 million at the end of the third quarter. The Company expects to increase its production and sales volume from 1.2 million tonnes last year to 2 million tonnes this year and to 2.4 million tones in 2003. The Ministry of Commerce is expected to announce the preliminary findings in the antidumping investigations in November.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Our Ref: SEC. 067/2002 October 30, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002.

The company recorded a net gain of 1,465.3 million Baht during the third quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 6,446.5 million Baht revenue from sale of hot rolled coils (505,459 metric tonne at an averaged selling price of 12,754 Baht/MT) and 74.9 million Baht sales of steel scrap. The company recorded total revenue from sale of 6,521.4 million Baht and a gross profit from sales and services of 1,940.9 million Baht.

   The company and subsidiaries recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 215.9 million Baht.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 16.5 million Baht.

4) The company registered 1,755.2 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short–term and long–term loan totaled 233.7 million Baht (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiary, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 1,518.7 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 1,465.3 million Baht .

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn	Mr. Kamol Juntima
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	167,822	193,826	63,561	4,067
Short-term investments	130,000	-	-	-
Accounts and notes receivable				
Related parties	1,047,057	889,061	955,289	802,530
Others	921,752	706,025	916,326	702,207
	1,968,809	1,595,086	1,871,615	1,504,737
Less Allowance for doubtful accounts	-471,431	-471,431	-393,888	-393,888
Accounts and notes receivable - net	1,497,378	1,123,655	1,477,727	1,110,849
Short-term loans and advances to related parties (Note 13.2)	5	42	5	45
Inventories (Note 6)	8,131,898	4,879,720	8,161,117	4,895,868
Other current assets				
Advance payments	23,553	16,934	23,552	16,880
Value-added-tax refundable claims	54,835	15,553	54,689	15,553
Other receivables	1,978	2,424	2,279	2,556
Prepaid expenses	90,451	4,826	88,579	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	32,276	17,767	19,319	11,037
Total Current Assets	10,146,396	6,270,947	9,890,828	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,041,314	916,462
Property, plant and equipment-net (Note 7)	15,524,961	15,992,899	14,029,643	14,609,369
Others non-current assets (Note 8)	8,569	8,271	5,968	6,089
Total Non-Current Assets	16,095,151	16,562,791	15,076,925	15,531,920
TOTAL ASSETS	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-6,815,818	-9,281,461	-6,815,818	-9,281,461
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	-16,505	-345	-	-
Other expenses	112,839	212	111,690	0
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	-89,099	1,465,322	-106,567
NET PROFIT OF MINORITY INTEREST	-53,357	-17,468	-	-
NET INCOME (LOSS)	1,465,322	-106,567	1,465,322	-106,567

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	BAHT	1.72	-0.12	1.72	-0.12
Diluted earnings per share	BAHT	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,419	154,083	-	-
Selling and administrative expenses	639,115	332,672	610,079	296,967
Doubtful accounts (Reversal)	-16,505	-5,465	-	-5,119
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	-392,832	2,465,643	-438,194
NET PROFIT OF MINORITY INTEREST	-107,811	-45,362	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	-438,194	2,465,643	-438,194
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	-368,194	2,465,643	-368,194

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	BAHT	2.89	-0.51	2.89	-0.51
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	2.89	-0.43	2.89	-0.43
Diluted earnings per share	BAHT	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisa	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-108,052	-	-	-	-108,052
Net loss	-	-	-	-	-368,194	-	-368,194
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	-438,194	2,465,643	-438,194
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-16,563	-5,465	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	-210	231,260	-210
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	-7,633	35,010	-7,633
Gain on sales of property, plant and equipment	-2,167	-1,247	-2,167	-794
Loss on disposal of property, plant				
and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	-127,979	-52,580
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	-12,468
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-157,996	172,993	-152,759	176,642
Accounts and notes receivable - others	-214,989	88,938	-213,381	88,580
Inventories	-3,483,437	175,475	-3,496,508	180,394
Short-term loans and advances to				
related parties	37	124	41	144
Advance payments	-6,619	45,525	-6,672	19,902
Valued-added-tax refundable claims	-39,282	-27,797	-39,136	-27,797
Other receivables	13,729	-10,357	276	-10,034
Prepaid expenses	-85,625	-6,869	-84,483	-7,382
Other current assets - others	-14,509	6,365	-8,282	7,140
Other non-current assets	-297	1,001	121	-474

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	109,396	-429,905	109,377	-422,545
Accrued expenses	31,951	24,584	35,956	19,695
Other current liabilities	-833	-35,661	-402	-14,541
Net cash provided by (used in) operating activities	-180,581	144,585	-453,680	-2,744
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	-130,000	-	-	-
Short-term loan to related company decrease	-	-	-	-
Purchases of property, plant and equipment	-296,442	-246,108	-131,860	-174,763
Proceeds from sales of property, plant and equipment	3,429	2,356	3,429	1,272
Loan to director decrease	3,280	-	-	-
Net cash used in investing activities	-419,733	-243,752	-128,431	-173,491
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	-72,000	-117,000	-72,000	-117,000
Trade finance loans increase	715,800	302,141	715,800	302,141
Repayment of long-term loans	-63,188	-39,223	-	-
Repayment of obligations under hire-purchase agreements	-4,052	-	-2,195	-
Repayment of payable for purchase of land	-2,250	-2,250	-	-
Net cash provided by (used in) financing activities	574,310	143,668	641,605	185,141
Net increase (decrease) in cash and cash equivalents	-26,004	44,501	59,494	8,906
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at September 30	167,822	199,874	63,561	12,863
Supplemental cash flow information:				
Cash paid for interest	422,040	616,687	394,954	585,801
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	3,393	4,191	1,890	-

See notes to the interim financial statements

01/051-018/2545 October 31, 2002

SSI reports its performance for the third quarter

SSI reported Baht 1,465 million net profit in the third quarter on the back of 20% growth in domestic consumption of hot-rolled steel and increased export volume at high price, while expecting the preliminary determination on the AD cases to be announced in November.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the third quarter of 2002 that the Company sold 505,409 tonnes of hot rolled coils with sales turnover of Baht 6,446 million, up from 287,746 tonnes and Baht 3,104 million during the same period last year and 492,365 tonnes and Baht 5,504 million in the second quarter. The Company recorded total revenue of Baht 6,617 million and realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 1,465 million.

Based on import statistics and sales of domestic producers during January to August, the Company estimates that the annual consumption of hot rolled product would grow by 20% from 4 million tonnes last year to 4.8 million tonnes this year on the back of strong economic recovery in construction and automobile and auto part industries. Measures imposed by the government has stemmed the influx of dumped imports to certain extent. This government imposed the BOI surcharge during January to July this year to provide a temporary relief to the domestic steel industry and initiated the antidumping investigations against import of hot-rolled steel from 14 countries in early July and imposed 30% bond deposit for imports from these countries during the investigations. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products. These measures led to a reduction of import share from 54% last year to a current level of 45%, an increase in domestic producers' market share from 46% to 55% and an increase in the domestic capacity utilization from 30% to 44%.

The average selling price in the third quarter of 2002 rose by 14% to Baht 12,754 from Baht 11,179 per tonne in the second quarter following the strengthening of world market price and partly attributable to increased export sales made at the 10% higher price than domestic sales.
The increase in metal spread between selling price and raw material cost, lower production cost and interest expense from increased production and sales volume help improve the Company's performance. However, the company still has retained deficits of Baht 6,816 million at the end of the third quarter. The Company expects to increase its production and sales volume from 1.2 million tonnes last year to 2 million tonnes this year and to 2.4 million tones in 2003. The Ministry of Commerce is expected to announce the preliminary findings in the antidumping investigations in November.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
ISO 9002
ISO 14001
TIS 18001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: SEC. 067/2002 October 30, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended September 30, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended September 30, 2002.

The company recorded a net gain of 1,465.3 million Baht during the third quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 6,446.5 million Baht revenue from sale of hot rolled coils (505,459 metric tonne at an averaged selling price of 12,754 Baht/MT) and 74.9 million Baht sales of steel scrap. The company recorded total revenue from sale of 6,521.4 million Baht and a gross profit from sales and services of 1,940.9 million Baht.

   The company and subsidiaries recorded 13.7 million Baht in other revenue.

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 215.9 million Baht.

3) A subsidiary recorded a reversal of provision for doubtful accounts receivable in the amount 16.5 million Baht.

4) The company registered 1,755.2 million Baht profit before interest expenses and corporate income tax.

5) Interest expenses on short–term and long–term loan totaled 233.7 million Baht (consisting of 225.7 and 8.0 million Baht interest of the company and subsidiary, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 2.8 million Baht.

7) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 1,518.7 million Baht.

8) From the above results, the company registered a net gain during the third quarter in the amount of 1,465.3 million Baht .

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Sittichai Thiensathaporn	Mr. Kamol Juntima
Authorized Director	Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	167,822	193,826	63,561	4,067
Short-term investments	130,000	-	-	-
Accounts and notes receivable				
Related parties	1,047,057	889,061	955,289	802,530
Others	921,752	706,025	916,326	702,207
	1,968,809	1,595,086	1,871,615	1,504,737
Less Allowance for doubtful accounts	-471,431	-471,431	-393,888	-393,888
Accounts and notes receivable - net	1,497,378	1,123,655	1,477,727	1,110,849
Short-term loans and advances to related parties (Note 13.2)	5	42	5	45
Inventories (Note 6)	8,131,898	4,879,720	8,161,117	4,895,868
Other current assets				
Advance payments	23,553	16,934	23,552	16,880
Value-added-tax refundable claims	54,835	15,553	54,689	15,553
Other receivables	1,978	2,424	2,279	2,556
Prepaid expenses	90,451	4,826	88,579	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	32,276	17,767	19,319	11,037
Total Current Assets	10,146,396	6,270,947	9,890,828	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	1,041,314	916,462
Property, plant and equipment-net (Note 7)	15,524,961	15,992,899	14,029,643	14,609,369
Others non-current assets (Note 8)	8,569	8,271	5,968	6,089
Total Non-Current Assets	16,095,151	16,562,791	15,076,925	15,531,920
TOTAL ASSETS	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited"		"Unreviewed/ Unaudited"	
	As at September 30 2002	As at December 31 2001	As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	1,096,224	340,218	1,096,224	340,218
Accounts and notes payable	1,233,948	1,122,155	1,247,207	1,135,432
Current portion of long-term loans (Note 10)	154,053	83,271	-	-
Current portion of long-term liabilities	7,651	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	153,404	121,454	167,618	131,663
Others	27,886	28,776	15,386	15,847
Total Current Liabilities	4,401,166	3,503,646	4,256,890	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,383,217	12,285,757	11,617,777	11,384,674
Convertible debentures (Note 11)	2,589,697	2,537,026	2,589,697	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,913	6,449	3,362	3,644
Payable for purchase of land	2,750	5,000	-	-
Total Non-Current Liabilities	14,981,577	14,834,232	14,210,836	13,925,344
TOTAL LIABILITIES	19,382,743	18,337,878	18,467,726	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001	"Unreviewed/ Unaudited" As at September 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,785,845	4,993,350	4,785,845	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	-3,600,000	-3,600,000	-3,600,000	-3,600,000
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	-6,815,818	-9,281,461	-6,815,818	-9,281,461
Total Company Shareholders' Equity	6,500,027	4,241,889	6,500,027	4,241,889
MINORITY INTEREST	358,777	253,971	-	-
Total Shareholders' Equity	6,858,804	4,495,860	6,500,027	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	26,241,547	22,833,738	24,967,753	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	6,521,373	3,189,454	6,521,373	3,189,454
Revenues from the rendering of services	81,782	55,326	-	-
Other income				
Gain on exchange	-	38,714	-	38,714
Others	13,681	4,004	13,875	4,450
Share of profit from investment using the equity method	-	-	61,890	19,711
Total Revenues	6,616,836	3,287,498	6,597,138	3,252,329
EXPENSES				
Cost of the sales of goods	4,574,148	2,942,353	4,702,629	3,001,077
Cost of the rendering of services	88,113	53,831	-	-
Selling and administrative expenses	102,162	104,126	91,022	93,072
Doubtful accounts (Reversal)	-16,505	-345	-	-
Other expenses	112,839	212	111,690	0
Directors' remuneration	925	980	765	840
Total Expenses	4,861,682	3,101,157	4,906,106	3,094,989
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	1,755,154	186,341	1,691,032	157,340
INTEREST EXPENSES	233,712	274,070	225,710	263,907
INCOME TAX EXPENSES	2,763	1,370	-	-
PROFIT (LOSS) AFTER TAX	1,518,679	-89,099	1,465,322	-106,567
NET PROFIT OF MINORITY INTEREST	-53,357	-17,468	-	-
NET INCOME (LOSS)	1,465,322	-106,567	1,465,322	-106,567

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	**2001**	**2002**	**2001**
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share	**BAHT**	1.72	-0.12	1.72	-0.12
Diluted earnings per share	**BAHT**	1.15	-	1.15	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	17,177,474	9,384,305	17,177,474	9,384,305
Revenues from the rendering of services	187,539	146,013	-	-
Other income				
Gain on exchange	-	10,888	-	10,888
Others	41,186	25,801	42,727	26,387
Share of profit from investment using the equity method	-	-	127,979	52,580
Total Revenues	17,406,199	9,567,007	17,348,180	9,474,160
EXPENSES				
Cost of the sales of goods	13,170,953	8,667,887	13,494,711	8,848,003
Cost of the rendering of services	226,419	154,083	-	-
Selling and administrative expenses	639,115	332,672	610,079	296,967
Doubtful accounts (Reversal)	-16,505	-5,465	-	-5,119
Other expenses	111,513	7,446	109,761	7,156
Directors' remuneration	2,860	2,940	2,420	2,520
Total Expenses	14,134,355	9,159,563	14,216,971	9,149,527
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	3,271,844	407,444	3,131,209	324,633
INTEREST EXPENSES	690,660	797,195	665,566	762,827
INCOME TAX EXPENSES	7,730	3,081	-	-
PROFIT (LOSS) AFTER TAX	2,573,454	-392,832	2,465,643	-438,194
NET PROFIT OF MINORITY INTEREST	-107,811	-45,362	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	2,465,643	-438,194	2,465,643	-438,194
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	2,465,643	-368,194	2,465,643	-368,194

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	BAHT	2.89	-0.51	2.89	-0.51
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	2.89	-0.43	2.89	-0.43
Diluted earnings per share	BAHT	1.96	-	1.96	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisa	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	-3,600,000	-8,651,805	276,052	5,297,937
Amortization	-	-	-108,052	-	-	-	-108,052
Net loss	-	-	-	-	-368,194	-	-368,194
Minority interest increase	-	-	-	-	-	42,358	42,358
Ending balance September 30, 2001	8,530,000	3,600,000	5,035,638	-3,600,000	-9,019,999	318,410	4,864,049
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	-3,600,000	-9,281,461	253,971	4,495,860
Amortization	-	-	-207,505	-	-	-	-207,505
Net income	-	-	-	-	2,465,643	-	2,465,643
Minority interest increase	-	-	-	-	-	104,806	104,806
Ending balance September 30, 2002	8,530,000	3,600,000	4,785,845	-3,600,000	-6,815,818	358,777	6,858,804

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNREVIEWED/UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	2,465,643	-438,194	2,465,643	-438,194
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	-16,563	-5,465	-	-5,119
Doubtful accounts	-	7,078	-	-
Depreciation	437,907	323,921	390,716	279,549
Amortization	-	1,064	-	752
Provision for diminution in value of				
inventories (Reversal)	231,260	-210	231,260	-210
Additional interest on debt restructuring	284,101	189,805	285,774	186,382
Realized loss on exchange	6,796	18,223	6,796	18,223
Unrealized (gain) loss on exchange	35,010	-7,633	35,010	-7,633
Gain on sales of property, plant and equipment	-2,167	-1,247	-2,167	-794
Loss on disposal of property, plant				
and equipment	118,095	7,465	117,119	7,156
Share of profit from investment using				
the equity method	-	-	-127,979	-52,580
Net profit of minority interest	107,811	45,362	-	-
Net income (loss) from operations before				
changes in operating assets and liabilities	3,667,893	140,169	3,402,172	-12,468
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	-157,996	172,993	-152,759	176,642
Accounts and notes receivable - others	-214,989	88,938	-213,381	88,580
Inventories	-3,483,437	175,475	-3,496,508	180,394
Short-term loans and advances to				
related parties	37	124	41	144
Advance payments	-6,619	45,525	-6,672	19,902
Valued-added-tax refundable claims	-39,282	-27,797	-39,136	-27,797
Other receivables	13,729	-10,357	276	-10,034
Prepaid expenses	-85,625	-6,869	-84,483	-7,382
Other current assets - others	-14,509	6,365	-8,282	7,140
Other non-current assets	-297	1,001	121	-474

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-018/2545 October 31, 2002

SSI reports its performance for the third quarter

SSI reported Baht 1,465 million net profit in the third quarter on the back of 20% growth in domestic consumption of hot-rolled steel and increased export volume at high price, while expecting the preliminary determination on the AD cases to be announced in November.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the third quarter of 2002 that the Company sold 505,409 tonnes of hot rolled coils with sales turnover of Baht 6,446 million, up from 287,746 tonnes and Baht 3,104 million during the same period last year and 492,365 tonnes and Baht 5,504 million in the second quarter. The Company recorded total revenue of Baht 6,617 million and realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 1,465 million.

Based on import statistics and sales of domestic producers during January to August, the Company estimates that the annual consumption of hot rolled product would grow by 20% from 4 million tonnes last year to 4.8 million tonnes this year on the back of strong economic recovery in construction and automobile and auto part industries. Measures imposed by the government has stemmed the influx of dumped imports to certain extent. This government imposed the BOI surcharge during January to July this year to provide a temporary relief to the domestic steel industry and initiated the antidumping investigations against import of hot-rolled steel from 14 countries in early July and imposed 30% bond deposit for imports from these countries during the investigations. In addition, the government has expedited the process and enforced all the nine compulsory Thai Industrial Standards (TIS) for hot-rolled steel to prevent import of sub-standard products. These measures led to a reduction of import share from 54% last year to a current level of 45%, an increase in domestic producers' market share from 46% to 55% and an increase in the domestic capacity utilization from 30% to 44%.

The average selling price in the third quarter of 2002 rose by 14% to Baht 12,754 from Baht 11,179 per tonne in the second quarter following the strengthening of world market price and partly attributable to increased export sales made at the 10% higher price than domestic sales.
The increase in metal spread between selling price and raw material cost, lower production cost and interest expense from increased production and sales volume help improve the Company's performance. However, the company still has retained deficits of Baht 6,816 million at the end of the third quarter. The Company expects to increase its production and sales volume from 1.2 million tonnes last year to 2 million tonnes this year and to 2.4 million tones in 2003. The Ministry of Commerce is expected to announce the preliminary findings in the antidumping investigations in November.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.